UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,250
	8	SHARED VOTING POWER 9,764,089
	9	SOLE DISPOSITIVE POWER 41,250
	10	SHARED DISPOSITIVE POWER 9,764,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,805,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,764,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,764,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,764,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 Pages

This Amendment No. 13 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 29,542,324 shares outstanding, as reported on the company’s SEC Form 10Q filed on November 8, 2011. Such percentage figures are calculated on the basis that the Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Options are not deemed exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,406,049	4.7%
Baker Brothers Life Sciences, L.P.	7,592,527	25.7%
14159, L.P.	210,320	0.7%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.7%
Julian C. Baker	41,250	0.1%

Total	9,805,339	33.1%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 8 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
667, L.P.	2/8/2012	999	Purchase	26.1651
Baker Brothers Life Sciences, L.P.	2/8/2012	6,093	Purchase	26.1651
14159, L.P.	2/8/2012	161	Purchase	26.1651
667, L.P.	2/8/2012	22,251	Purchase	26.1757
Baker Brothers Life Sciences, L.P.	2/8/2012	135,681	Purchase	26.1757
14159, L.P.	2/8/2012	3,585	Purchase	26.1757
667, L.P.	2/8/2012	9,891	Purchase	26.2554
Baker Brothers Life Sciences, L.P.	2/8/2012	60,315	Purchase	26.2554
14159, L.P.	2/8/2012	1,594	Purchase	26.2554
667, L.P.	2/9/2012	387	Purchase	26.2686
Baker Brothers Life Sciences, L.P.	2/9/2012	2,441	Purchase	26.2686
14159, L.P.	2/9/2012	64	Purchase	26.2686
667, L.P.	2/9/2012	7,858	Purchase	26.3264
Baker Brothers Life Sciences, L.P.	2/9/2012	49,670	Purchase	26.3264
14159, L.P.	2/9/2012	1,312	Purchase	26.3264
667, L.P.	2/9/2012	615	Purchase	26.2360
Baker Brothers Life Sciences, L.P.	2/9/2012	3,883	Purchase	26.2360
14159, L.P.	2/9/2012	102	Purchase	26.2360
667, L.P.	2/10/2012	17,339	Purchase	26.6033
Baker Brothers Life Sciences, L.P.	2/10/2012	112,735	Purchase	26.6033
14159, L.P.	2/10/2012	2,980	Purchase	26.6033
667, L.P.	2/10/2012	2,865	Purchase	26.6219
Baker Brothers Life Sciences, L.P.	2/10/2012	18,628	Purchase	26.6219
14159, L.P.	2/10/2012	492	Purchase	26.6219

Page 5 of 8 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
667, L.P.	2/10/2012	4,378	Purchase	26.5164
Baker Brothers Life Sciences, L.P.	2/10/2012	28,469	Purchase	26.5164
14159, L.P.	2/10/2012	753	Purchase	26.5164
667, L.P.	2/14/2012	7,341	Purchase	28.4370
Baker Brothers Life Sciences, L.P.	2/14/2012	55,804	Purchase	28.4370
14159, L.P.	2/14/2012	1,475	Purchase	28.4370
667, L.P.	2/15/2012	3,944	Purchase	28.8772
Baker Brothers Life Sciences, L.P.	2/15/2012	32,125	Purchase	28.8772
14159, L.P.	2/15/2012	849	Purchase	28.8772
667, L.P.	2/16/2012	41	Purchase	28.9625
Baker Brothers Life Sciences, L.P.	2/16/2012	349	Purchase	28.9625
14159, L.P.	2/16/2012	10	Purchase	28.9625
667, L.P.	2/16/2012	11,021	Purchase	29.6106
Baker Brothers Life Sciences, L.P.	2/16/2012	93,088	Purchase	29.6106
14159, L.P.	2/16/2012	2,460	Purchase	29.6106
667, L.P.	2/16/2012	10,838	Purchase	29.8548
Baker Brothers Life Sciences, L.P.	2/16/2012	91,543	Purchase	29.8548
14159, L.P.	2/16/2012	2,419	Purchase	29.8548

Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2012

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 8 of 8 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.0001 par value, of Genomic Health, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 16, 2012

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker